UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:  001-36662

CUSIP Number:  [            ]

(Check One)

☐  Form 10-K  ☐  Form 20-F  ☒  Form 10-Q  ☐  Form N-SAR

For Period Ended:  March 31, 2017

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Great Basin Scientific, Inc.

Address of Principal Executive Office: 420 E. South Temple, Suite 520, Salt Lake City, UT

Telephone: 801-990-1055

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Great Basin Scientific, Inc. encountered delays in preparing its unaudited quarterly financial statements and is therefore unable to file its Quarterly Report on Form 10-Q without unreasonable effort or expense before the filing deadline.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Kevin Freidman	(310) 312-3106
Name	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes    [  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the change in the derivative liability associated with the Company’s convertible debt and the change in fair value of Series F Preferred Stock, the Company expects to report net income for the three months ended March 31, 2017 of $21.5 million as compared to a net loss for the three months ended March 31, 2016 of $33.7 million.

Great Basin Scientific, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2017By:/s/ Ryan Ashton

           Ryan Ashton

           President and Chief Executive Officer